Filed by Sunoco LP pursuant to Rule 425 under the    Securities

Act of 1933, as amended, and deemed filed pursuant to Rule 14a-

12 under the Securities Exchange Act of 1934, as amended.

Subject Company: NuStar Energy L.P.

Commission File No.: 001-16417

The following email was distributed to employees of Sunoco LP on January 22, 2024:

Earlier today, Sunoco LP and NuStar Energy L.P. announced that we have entered into a definitive agreement whereby Sunoco will acquire NuStar in an all-equity transaction. It is a unique opportunity to bring together two strong and stable companies. We would not be here today if not for the many talented and hard-working employees of both Sunoco and NuStar. We are excited to combine the two companies and reach new levels of success together.

Sunoco’s strategy has been centered around increasing stability and enhancing growth, while maintaining a strong balance sheet. It has worked for us. Over the last 5 years, our unit price has materially outperformed the market, and we have never reduced our distributions. Furthermore, we raised distributions last year and anticipate a multi-year path to increase distributions in the future. We have a business that we are proud of, and with the addition of NuStar, and the employees, we will be even stronger.

One of the keys to our success is our outstanding team of employees. As we have grown through acquisition, many employees have joined us through transactions and have helped us build and strengthen our Sunoco culture. We look forward to similar opportunities in this transaction. As you may recall, Sunoco bought NuStar’s East Coast Terminal business in 2021. The terminal business has thrived over the last two and half years. This was a successful acquisition for both Sunoco and the legacy NuStar employees. This experience gives us confidence about the future, and we look forward to welcoming the NuStar employees to our team.

Announcements like these create many questions. We want to thank all of you in advance for your professionalism and focus as we work to answer your questions as quickly as we can. However, we ask that everyone be mindful that this transaction is subject to a number of approvals, clearances, and other customary closing conditions.

Many of you will directly support these integration activities while others will remain focused on our existing business lines. Both are equally important to our future success as we continue to grow the partnership going forward.

I am very excited about the transaction and all of the opportunities this combination presents. Thank you for all you have done to put us in the position where a transaction like this is possible.

There will be an investor call this morning at 9am CT to discuss this transaction. You are welcome to listen to the investor call via this link on our website.

Joe Kim

President and CEO

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco LP (“Sunoco” or “SUN”) and NuStar Energy L.P. (“NuStar” or “NS”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals and NuStar unitholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and NuStar to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, NuStar or the directors of their respective general partners; the risk that disruptions from the proposed transaction will harm Sunoco’s or NuStar’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; rating agency actions and Sunoco and NuStar’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or NuStar’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact NuStar’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; those risks described in Item 1A of NuStar’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K; and those risks that will be more fully described in the registration statement on Form S-4 and accompanying proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. Those disclosures are incorporated by reference in this presentation. While the list of factors presented here is, and the list of factors to be presented in the registration statement and the proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and NuStar do not intend to update these statements unless required by the securities laws to do so, and Sunoco and NuStar undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Sunoco and NuStar, Sunoco intends to file a registration statement on Form S-4 (the “Registration Statement”) that will include a prospectus with respect to Sunoco’s units to be issued in the proposed transaction and a proxy statement for NuStar’s unitholders (the “Proxy Statement/Prospectus”), and each party may file other documents regarding the proposed transaction with the SEC. NuStar will mail the definitive Proxy Statement/Prospectus to unitholders of NuStar. This communication is not a substitute for the Registration Statement, Proxy Statement/Prospectus or any other document that Sunoco or NuStar (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF SUNOCO AND NUSTAR ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Registration Statement and the Proxy statement/Prospectus (when they become available), as well as other filings containing important information about Sunoco or NuStar, without charge at the SEC’s website, at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco will be available free of charge on Sunoco’s website at www.sunocolp.com. Copies of the documents filed with the SEC by NuStar will be available free of charge on NuStar’s website at www.nustarenergy.com. The information included on, or accessible through, Sunoco’s or NuStar’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Sunoco, NuStar and the directors and certain executive officers of their respective general partners may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of NuStar’s general partner is set forth in (i)  its proxy statement for its 2023 annual meeting of unitholders (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080523000017/ns-20230309.htm ), which was filed with the SEC on March  9, 2023, including under the sections entitled “Information About Our Executive Officers”, “Compensation Discussion and Analysis”, “Summary Compensation Table”, “Pay Ratio”, “Grants of Plan-Based Awards During the Year Ended December 31, 2022”, “Outstanding Equity Awards at December 31, 2022”, “Option Exercises and Units Vested During the Year Ended December  31, 2022”, “Pension Benefits for the Year Ended December 31, 2022”, “Nonqualified Deferred Compensation for the Year Ended December  31, 2022”, “Potential Payments Upon Termination or Change of Control”, “Pay Versus Performance”, “Director Compensation” and “Security Ownership”, (ii) in its Annual Report on Form 10-K for the year ended December  31, 2022 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1110805/000111080523000010/ns-20221231.htm), which was filed with the SEC on February 23, 2023, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (iii) subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Sunoco’s general partner is set forth in (i)  its Annual Report on Form 10-K for the year ended December  31, 2022 (https://www.sec.gov/ix?doc=/Archives/edgar/data/1552275/000155227523000010/sun-20221231.htm ), which was filed with the SEC on February 17, 2023, including under the sections entitled “Item. 10. Directors, Executive Officers and Corporate Governance,” “Item 11. Executive Compensation,” “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Unitholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence” and (ii) subsequent statements of changes in beneficial ownership on file with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy statement/Prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.